Exhibit 99.1

Huize Holding Limited Reports Unaudited Financial Results for the First Half of 2026

SHENZHEN, China, Aug. 20, 2026 (GLOBE NEWSWIRE) — Huize Holding Limited (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers, and distribution partners digitally through data-driven and AI-powered solutions in Asia, today announced its unaudited financial results for the first half ended June 30, 2026.

First Half 2026 Financial and Operational Highlights

•

Insurance premiums reached new highs: Gross written premiums (“GWP”) rose to an all-time high of RMB4,196.4 million in the first half of 2026, representing an increase of 29.8% year-over-year. First-year premiums (“FYP”) recorded a strong 48.7% year-over-year growth to RMB2,763.0 million. This robust performance was underpinned by our high-quality customer franchise, consistently high persistency ratios, and broad product portfolio tailored to consumers’ evolving financial and protection needs.

•

Sustained revenue growth and improved operating leverage: Total revenue rose 5.8% year-over-year to RMB719.8 million in the first half of 2026. Our expense-to-income ratio improved by 1.8 percentage points year-over-year to 24.2%, reflecting continued operating discipline and efficiency gains, supported by broader adoption of AI-enabled tools and workflow optimization. Consequently, our GAAP net profit attributable to common shareholders increased to RMB25.3 million in the first half of 2026.

•

Cumulative number of insurance clients served increased to 13.1 million as of June 30, 2026. We worked with 159 insurer partners in mainland China and internationally as of June 30, 2026, including 90 life and health insurance companies and 69 property and casualty insurance companies.

•	Cash and cash equivalents were RMB241.4 million (US$35.6 million) as of June 30, 2026.

Mr. Cunjun Ma, Founder and CEO of Huize, commented, “As we celebrate our 20 th anniversary, we are pleased to report another strong set of results. GWP reached a record high of RMB4.2 billion and FYP increased by 48.7% year-over-year to RMB2.8 billion in the first half of 2026. The integration of our proprietary AI capabilities across the organization, together with disciplined execution and operating efficiency gains, supported a sharp improvement in profitability, with net profit attributable to common shareholders increasing to RMB25.3 million. These achievements underscore the resilience of our business model and reaffirm its long-term viability in a rapidly changing market.”

“We continue to harness our advanced AI solutions to acquire high-quality, mass-affluent customers and deepen customer engagement. In the first half of 2026, we added approximately 789,000 new customers. The average age of customers purchasing long-term insurance products was 35.3 years, with 62.5% residing in tier-two cities and above. As of May 31, 2026, both our 13th- and 25th-month persistency ratios for long-term life and health insurance products remained at industry-high levels of over 95%, attesting to the strong loyalty of our customers and the widespread appeal of our tailored product offerings.”

“To address the full spectrum of lifetime financial and protection needs for our customers, we maintain close collaboration with insurer partners in co-developing and optimizing customized products. Against the backdrop of an aging demographic and growing demand for sophisticated financial planning, we launched ‘Bliss 5.0’ and ‘Dajia Hui Xuan 2026’, two participating annuity products offering premium and diversified retirement planning options. During the first half of 2026, we also unveiled ‘Darwin No.15 Kids Protection’, the latest iteration of our popular Darwin series of customized critical illness insurance products for children. Together, these new products further strengthen our differentiated portfolio of customized insurance products and support sustainable long-term growth.”

“We continued to advance our three-pillar AI strategy. First, we scaled proprietary AI applications across the organization, embedding AI into core workflows such as customer service and claims processing while building a more scalable operating model. Alongside disciplined cost management, these efforts helped improve our expense-to-income ratio by 1.8 percentage points year-over-year to 24.2% in the first half. Second, our AI App completed its upgrade to a phase 2.0 multi-agent architecture, with users increasingly turning to AI for insurance consultation, product understanding, and preliminary planning. We also launched a new AI-powered financial planning feature that generates customized family financial plans tailored to each household’s unique protection needs. Among active users, the feature achieved a 45% report generation rate, reflecting the evolution of user engagement from single-point service delivery toward more comprehensive advisory planning. Finally, we are accelerating the intelligent transformation of our platform by introducing advanced AI agents across the front, middle, and back offices. In parallel, we are integrating our AI capabilities with our knowledge base to help insurer partners design and optimize products that better respond to customers’ evolving financial and protection needs.”

First Half 2026 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB4,196.4 million (US$618.5 million) in the first half of 2026, representing an increase of 29.8% from RMB3,233.7 million in the same period of 2025. Within GWP facilitated in the first half of 2026, FYP accounted for RMB2,763.0 million (or 65.8% of total GWP), representing an increase of 48.7% year-over-year. Renewal premiums accounted for RMB1,433.4 million (or 34.2% of total GWP), representing an increase of 4.2% year-over-year.

Operating revenue was RMB719.8 million (US$106.1 million) in the first half of 2026, representing an increase of 5.8% from RMB680.5 million in the same period of 2025. The increase was primarily driven by growth in both FYP facilitated and renewal premiums.

Operating costs

Operating costs were RMB523.7 million (US$77.2 million) in the first half of 2026, representing an increase of 5.1% from RMB498.2 million in the same period of 2025, primarily due to an increase in channel expenses.

Operating expenses

Selling expenses were RMB109.8 million (US$16.2 million) in the first half of 2026, representing an increase of 10.0% from RMB99.8 million in the same period of 2025, primarily due to an increase in advertising and marketing expenses.

General and administrative expenses were RMB33.0 million (US$4.9 million) in the first half of 2026, representing a decrease of 31.4% from RMB48.2 million in the same period of 2025. This decrease was primarily due to a decrease in share-based compensation expenses and office expenses.

Research and development expenses were RMB31.7 million (US$4.7 million) in the first half of 2026, representing an increase of 7.8% from RMB29.4 million in the same period of 2025, primarily due to the increase in external technical service costs in support of our technology development initiatives.

Net profit and non-GAAP net profit for the period

Net profit attributable to common shareholders was RMB25.3 million (US$3.7 million) in the first half of 2026, compared to net profit attributable to common shareholders of RMB2.3 million in the same period of 2025. Non-GAAP net profit attributable to common shareholders was RMB3.1 million (US$0.5 million) in the first half of 2026, compared to non-GAAP net loss attributable to common shareholders of RMB3.3 million in the same period of 2025.

Cash and cash equivalents

As of June 30, 2026, the Company’s cash and cash equivalents amounted to RMB241.4 million (US$35.6 million), compared to RMB250.8 million as of December 31, 2025.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. Eastern Time on Thursday, August 20, 2026 (8:00 P.M. Beijing/Hong Kong Time on Thursday, August 20, 2026). Details of the conference call are as follows:

Event Title: Huize Holding Limited’s First Half 2026 Earnings Conference Call

Registration Link: https://register-conf.media-server.com/register/BI3e1c9859199c423aa4a0dea7b00027a2

All participants must use the link provided above to complete the online registration before the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN for joining the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

For more information, please visit http://ir.huize.com or follow us on social media via LinkedIn (https://www.linkedin.com/company/huize-holding-limited), X (https://x.com/huizeholding) and Webull (https://www.webull.com/quote/nasdaq-huiz).

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

Dolly Zhang

Phone: +852 6996 4179

Email: dolly.zhang@christensencomms.com

Huize Holding Limited

Unaudited Condensed Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of June 30
	2025	2026
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	250,826	241,399	35,578
Restricted cash	51,473	25,921	3,820
Short-term investments	2,936	2,568	378
Contract assets, net of allowance	86,249	104,806	15,447
Accounts receivables, net of allowance	172,539	219,161	32,301
Insurance premium receivables	1,141	1,512	223
Amounts due from related parties	4,315	5,109	753
Prepaid expense and other receivables	89,504	80,349	11,842

Total current assets	658,983	680,825	100,342

Non-current assets
Restricted cash	29,683	29,702	4,378
Contract assets, net of allowance	45,574	46,566	6,863
Property, plant and equipment, net	38,242	35,548	5,239
Intangible assets, net	66,013	67,310	9,920
Long-term investments	65,012	72,453	10,679
Operating lease right-of-use assets	19,349	14,479	2,134
Goodwill	14,075	14,075	2,074
Other assets	1,236	1,236	182

Total non-current assets	279,184	281,369	41,469

Total assets	938,167	962,194	141,811

Liabilities and Shareholders’ Equity Current liabilities
Short-term borrowings	53,000	57,732	8,509
Accounts payable	194,951	270,183	39,819
Insurance premium payables	41,295	31,606	4,658
Other payables and accrued expenses	41,965	23,915	3,525
Payroll and welfare payable	81,813	55,049	8,113
Income taxes payable	7,953	13,966	2,059
Operating lease liabilities	17,275	16,910	2,492
Amount due to related parties	20,415	4,889	722

Total current liabilities	458,667	474,250	69,897

Non-current liabilities
Long-term borrowings	6,990	—	—
Deferred tax liabilities	14,380	14,325	2,111
Operating lease liabilities	14,966	6,810	1,004
Payroll and welfare payable	48	12	2
Other non-current liability	11,269	17,726	2,612

Total non-current liabilities	47,653	38,873	5,729

Total liabilities	506,320	513,123	75,626

Shareholders’ equity
Class A common shares	63	63	9
Class B common shares	10	10	1
Treasury stock	(29,513)	(29,513)	(4,350)
Additional paid-in capital	910,209	911,046	134,272
Accumulated other comprehensive loss	(14,695)	(18,552)	(2,734)
Accumulated deficits	(454,845)	(429,507)	(63,301)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	411,229	433,547	63,897
Non-controlling interests	20,618	15,524	2,288

Total shareholders’ equity	431,847	449,071	66,185

Total liabilities and shareholders’ equity	938,167	962,194	141,811

Huize Holding Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(all amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	USD
Operating revenue
Brokerage income	656,394	687,970	101,394
Other income	24,141	31,861	4,696

Total operating revenue	680,535	719,831	106,090

Operating costs and expenses
Cost of revenue	(495,248)	(519,972)	(76,635)
Other cost	(2,996)	(3,769)	(555)

Total operating costs	(498,244)	(523,741)	(77,190)

Selling expenses	(99,775)	(109,768)	(16,178)
General and administrative expenses	(48,163)	(33,048)	(4,871)
Research and development expenses	(29,441)	(31,733)	(4,677)

Total operating costs and expenses	(675,623)	(698,290)	(102,916)

Operating profit	4,912	21,541	3,174

Other income/(expenses)
Interest income	1,445	1,555	229
Unrealized exchange (loss)/income	(769)	318	47
Investment loss	(1,369)	(247)	(36)
Others, net	1,182	1,756	258

Profit before income tax, and share of (loss)/profit of equity method investee	5,401	24,923	3,672

Share of (loss)/profit of equity method investee	(1,671)	3,343	493

Income tax expense	(3,424)	(8,022)	(1,182)

Net profit	306	20,244	2,983

Net loss attributable to non-controlling interests	(1,983)	(5,094)	(751)

Net profit attributable to Huize Holding Limited	2,289	25,338	3,734

Net profit	306	20,244	2,983
Foreign currency translation adjustment, net of tax	(470)	(3,857)	(568)
Comprehensive (loss)/ profit	(164)	16,387	2,415

Comprehensive loss attributable to non-controlling interests	(1,983)	(5,094)	(751)

Comprehensive income attributable to Huize Holding Limited	1,819	21,481	3,166

Weighted average number of common shares used in computing net profit per share
Basic and diluted	1,008,857,623	1,014,288,339	1,014,288,339
Net profit per share attributable to common shareholders
Basic and diluted	0.00	0.02	0.00

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	USD
Net profit attributable to common shareholders	2,289	25,338	3,734
Share-based compensation expenses	(5,630)	(22,256)	(3,280)

Non-GAAP net (loss)/profit attributable to common shareholders	(3,341)	3,082	454